Stellar Biotechnologies to Present at SoCalBio Investor Conference in Los Angeles on November 7th, 2012

PORT HUENEME, CA (October 31, 2012) -- Stellar Biotechnologies, Inc. (“Stellar” or the “Company”) (TSX-V: KLH) (PINKSHEETS: SBOTF) (Frankfurt: RBT), the world leader in sustainable manufacture of GMP-grade Keyhole Limpet Hemocyanin (KLH), today announced that the Company will present at the 14th Annual SoCalBio Investor Conference in Los Angeles.

Mr. Darrell Brookstein, Stellar’s Executive VP, Corporate Development & Finance, will be presenting at the Omni Hotel in Los Angeles on November 7th, 2012. Mr. Brookstein will discuss the Company’s unique business model stemmed from being the only renewable supplier of KLH for large drug producers. Details of the Company’s current growth initiatives for 2013 will also be provided.

“This is a terrific opportunity for Stellar to introduce our story to a broad group of institutional and retail investors. We have made significant progress across all facets of our business and look forward to sharing more details with the investment community at large in the coming weeks and months,” said Executive VP, Darrell Brookstein.

The SoCalBio Investor Conference and Exhibition is a one-day conference organized by the Southern California Biomedical Council to showcase the strength and future of the bioscience industry in Los Angeles, Orange County and neighboring communities. For more information, please visit the conference website at http://www.socalbio.org/SocalBio_2012/home_2012.htm

About Stellar Biotechnologies, Inc. (www.StellarBiotech.com)

Stellar Biotechnologies, Inc. (TSX-V: KLH) (OTC: SBOTF) (Frankfurt: RBT) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH). KLH is an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. Potent, yet proven safe in humans, KLH operates as both a vital component for conjugate vaccines (targeting cancer, autoimmune, and infectious diseases) as well as an antigen for measuring immune status. Stellar Biotechnologies was founded to address the growing demand for renewable, commercial-scale supplies of high-quality, GMP-grade KLH. Stellar has developed leading practices, facilities and proprietary capabilities to address this need. To receive regular updates, enter email at bottom of http://stellarbiotechnologies.com/investors/news_releases/

Contacts:

Stellar Biotechnologies, Inc.

Darrell Brookstein

Executive VP, Corporate Development and Finance

Phone: 805 488 2800

Email: dbrookstein@stellarbiotech.com

Investor Relations:

MZ Group

Mark A. McPartland

Senior Vice President

Phone: 1 212-301-7130

Email: markmcp@mzgroup.us

Web: www.mzgroup.us

Forward-Looking Statements

The Company's views as of the date of this press release should not be relied upon to represent the Company's views as of a subsequent date. While the Company anticipates that subsequent events may cause the Company's views to change, the Company disclaims any obligation to update such forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of these releases.